

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Abraham Dominguez Cinta
Chief Executive Officer
Go Ez Corporation
6782 Collins Avenue
Miami Beach, FL 33141

> **Re:     Go Ez Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 22, 2015**
> **File No. 333-202047**

Dear Mr. Cinta:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and nominal assets.  As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status.  Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings. Finally, revise to identify all selling shareholders as underwriters in the registration statement.  Refer to SEC Release 33-8869 (2007).

2.      We note your response to comment 1 of our letter dated February 23, 2015.  Please ensure that your amended registration statement includes all of the disclosure required by Item 11 of Form S-1.  We note, for example, that the current registration statement is

missing a description of your business and property, management's discussion and analysis, beneficial ownership, related party information and management and executive compensation disclosure.

Cover Page

3.      You indicate in the first paragraph that the selling shareholders are registering in the aggregate 1,387,500 shares of common stock.  It appears, however, that they are registering 1,137,500 shares and the company is registering 250,000 shares.  Please revise.  Also, you indicate in the second paragraph that the offering of all 1,387,500 shares is a direct participation offering by the company.  Please revise to clarify that the company is offering its 250,000 shares on a best efforts basis.  Refer to Item 501(b)(8) of Regulation S-K.

4.      Disclosure that assumes 25% of the shares being offered will be sold is generally not appropriate in the context of a best efforts offering that does not have a minimum component.  For example, you present the proceeds to the company assuming 25% of the shares will be sold here and in the use of proceeds table on page 25.  Please revise your disclosure to include a tabular disclosure that assumes the sale of 10% of the shares you are offering.

Cautionary Statement Regarding Forward-Looking Statements, page 6

5.      Please remove the statement that the prospectus contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as issuers of penny stock may not rely on this safe harbor.  Refer to Securities Act Rule 78u-5(b)(C).

Prospectus Summary

Our Company, page 8

6.      Please revise to provide a description of your current business, including the operations, if any, of FTA and Cellular of Miami Beach.  Discuss the current status of any products or services that you offer or plan to offer, distinguishing between actual accomplishments and your plans.  To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development.  Include a more detailed discussion in your business section and management's discussion and analysis, as applicable.

Recent Developments, page 8

7.      We note your statement that no prior relationships existed between the management of Go EZ and FTA.  However, it appears that Mr. Ng may have had a previous relationship

with Evotech Capital S.A., which owns one million shares of Go EZ's common stock. Please advise or revise.

8. Please remove language in the prospectus that indicates discussions of the FTA Stock Purchase Agreement and related transactions are qualified in their entirety by certain exhibits. If any disclosure in the prospectus is not an accurate representation of the FTA Stock Purchase Agreement or related transactions, please revise accordingly. Similar concerns exist on page 27.

Risk Factors, page 11

General

9. Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have fewer than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended pursuant to Section 15(d) of the Exchange Act.

Risks Associated with Our Business and History

We may not be able to attain profitability without additional funding…, page 12

10. Please revise this risk factor to disclose the amounts you expect to spend over the next twelve months to operate your business and to pay accounting, legal and administrative expenses. To the extent that you believe you lack sufficient capital resources to fund your operations for the next twelve months, disclose the minimum additional capital required to fund planned operations for a 12-month period and the minimum period of time you will be able to conduct planned operations using currently available capital resources. Also, disclose the extent to which you currently use capital resources in your operations on a monthly basis. Please include a corresponding discussion in the liquidity and capital resources section of your management's discussion and analysis.

Risks related to internet technology firms, page 12

11. This risk factor appears to duplicate the earlier risk factor with the caption "Because of competitive pressures from competitors…" Please consider combining the two risk factors.

Risks Associated with the Acquisition of FTA

The floating conversion price…, page 18

12.     Please revise to disclose the formula under which your Series B convertible preferred stock converts to common stock and file the certificate of designation for the Series B convertible preferred stock as an exhibit.

Conversion Limitations on Our Preferred Stock May be Waived…, page 18

13.     Please revise the risk factor to describe the terms under which the conversion limitations on your preferred stock may be waived and the related risks to investors.

If we issue shares of preferred stock with superior rights as compared to our common stock…, page 19

14.     Please revise to disclose that you have already issued shares of preferred stock.

While our shares are quoted on the OTCQB…, page 22

15.     Please revise to complete the caption of this risk factor.

Selling Security Holders, page 26

16.     With respect to shares that may be offered for resale by Evotech Capital S.A, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares.  For guidance, see Regulation S-K Compliance and Disclosure Interpretation No. 140.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits

17.     We note that several of your exhibits, including Exhibits 3.1, 3.2, 4.1, 10.3 and 10.4 appear to be separate jpeg images.  Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image.  We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please re-file the applicable exhibits in one of the correct document formats.

18.     Please file the company's bylaws as an exhibit.  Refer to Item 601(b)(3)(ii) of Regulation S-K.

Exhibit 5.1

19.    Please revise the legal opinion to state that the shares registered for resale are legally issued, fully paid and non-assessable.  For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc:     Lorin A. Rosen, Esq.
        LAR Law Group